

Mailstop 3233

July 3, 2017

Via E-Mail
Matthew J. DiLiberto
Chief Financial Officer
SL Green Realty Corp. and SL Green Operating Partnership, L.P.
420 Lexington Avenue
New York, NY 10170

> **Re:** **SL Green Realty Corp.**
> **Form 10-K for the fiscal year ended December 31, 2016**
> **Response Dated June 20, 2017**
> **File No. 1-13199**
>
> **SL Green Operating Partnership, L.P.**
> **Form 10-K for the fiscal year ended December 31, 2016**
> **Response Dated June 20, 2017**
> **File No. 333-167793-02**

Dear Mr. DiLiberto:

We have reviewed your June 20, 2017 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 26, 2017 letter.

Form 10-K for fiscal year ended December 31, 2016

6. Investments in Unconsolidated Joint Ventures, page 112

1. We note your response to prior comment 3 regarding your investment in and deconsolidation of 11 Madison Avenue. Please tell us whether you continue to potentially be obligated to repurchase the property under the modified mortgage, as you

note this potential obligation was present upon your contribution of the property in August 2016.

You may contact Mark Rakip, Staff Accountant at 202.551.3573 or me at 202.551.3856 if you have questions regarding the comments on the financial statements and related matters.

Sincerely,

/s/ Shannon Sobotka

Shannon Sobotka
Staff Accountant
Office of Real Estate and
Commodities